FraserPapers

FILE No. 82-34837

[redacted]

05007675

April 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Notice of Annual Meeting of Shareholders dated March 22, 2005;
2. Form of Proxy for the Annual Meeting of Shareholders to be held on May 5, 2005 at 10:30 a.m.; and
3. Management Proxy Circular dated March 22, 2005 in respect of the Annual Meeting of Shareholders.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: ______________________
Glen McMillan
Senior Vice President
and Chief Administrative Officer

MAY 11 2005
THOMSON FINANCIAL

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Fraser Papers Inc.

Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3

Form of Proxy

For the Annual Meeting of Shareholders of Fraser Papers Inc. to be held on May 5, 2005 at 10:30 a.m.

The undersigned holder ("Shareholder") of common shares of Fraser Papers Inc. (the "Corporation") *hereby appoints Robert J. Harding or, failing him, Dominic Gammiero* or instead of either of the foregoing ______________________, as proxyholder of the Shareholder, with full power of substitution, to attend and act and vote for and on behalf of the Shareholder at the **Annual Meeting of Shareholders (the "Meeting"), to be held at the Hockey Hall of Fame on May 5, 2005 at 10:30 a.m. Toronto time**, and at any adjournment thereof to the same extent and with the same powers as if the Shareholder were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented in the following manner:

1. **ELECTION OF DIRECTORS**
   To elect as directors the nominees, which are specified in the accompanying Management Proxy Circular, as follows:

Rorke B. Bryan	Dominic Gammiero
Jack L. Cockwell	Robert J. Harding
Dian Cohen	Aldéa Landry
J. Bruce Flatt	Margot Northey
Paul E. Gagné	Samuel J.B. Pollock

❑ **FOR** all nominees listed above (except for the following nominee(s) from whom I withhold my vote):

____
(Name of nominee(s) – please print)

❑ **WITHHOLD** my vote from all nominees.

2. **APPOINTMENT OF AUDITORS**
   To appoint Ernst & Young LLP as Auditors and to authorize the directors to fix their remuneration.

❑ **FOR**
❑ **WITHHOLD**

R3

FraserPapers

This form of proxy is solicited on behalf of the management of the Corporation. The *shares represented by this form of proxy will be voted by the persons whose names* are printed herein on any ballot that may be called for and, where the Shareholder has specified a choice with respect to the matter, will be voted as directed herein, or if no direction is given, will be voted in favour of the matter. Each Shareholder has the right to appoint a proxyholder, other than the persons whose names are printed herein, who need not be a shareholder, to attend and to act for the Shareholder at the Meeting. To exercise such right, the two printed names must be crossed out and the name of the Shareholder's appointee legibly printed in the blank space provided.

A proxy must be executed by the Shareholder or the Shareholder's attorney authorized in writing. *If this proxy is not dated, it will be deemed to bear the date on* which it is mailed by the Corporation.

The undersigned hereby revokes any proxies previously given.

Dated this ______________ day of ______________, 2005.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

Interim Financial Statements and MD&A Request.

Fraser Papers Inc. interim financial statements and related management's discussion and analysis (MD&A) are available at www.fraserpapers.com, but if you wish to receive them by mail please mark this box. If you do not mark the box, or do not return this form, the interim financial statements and MD&A will not be sent to you in 2005. ❑

Please see reverse for voting options.

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Rule 12g3-2(b)
Exemption No. 82-34837

Fraser Papers Inc.

Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3

1. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., *should so indicate and give their full* title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.
5. Voting Options:

   In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your 12 digit control number located below. The telephone or Internet voting service is not available on the day of meeting and the telephone system cannot be used if you plan to attend the meeting or designate another person to attend on your behalf.

   To vote via the Internet, go to www.proxyvotecanada.com and follow the simple instructions.

   You may send your completed and signed Proxy by facsimile to 905-507-7793 or 514-281-8911.

12345R E:C 00

FRASER PAPER INC.
ATTN: MR. JOHN SAMPLE
123 FINANCE STREET
SUITE 1234
ANYCITY PR A1A 1A1

1234567890

Name:	FRASER PAPER INC.		
Desc:	ABC FINANCIAL CORPORATION		
Acct:	00ABCD0000000A	**CUSIP:**	12345A123
Lang:	E:C		12345A
FINS:	T123		123456
	CONTROL NUMBER: 1234 5678 9000		

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Fraser Papers Inc.

CIRCULAR

Notice of
Annual Meeting of Shareholders
and
Management Proxy Circular

March 22, 2005

TABLE OF CONTENTS

FraserPapers

March 22, 2005

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Fraser Papers' first Annual Meeting of Shareholders since its debut as a separate public company in July of 2004. The Meeting will be held at the Hockey Hall of Fame, Toronto, Ontario on Thursday, May 5, 2005 at 10:30 a.m. local time. At the Meeting, we look forward to reviewing the business and affairs of the Corporation and, following the Meeting, you will have an opportunity to meet the directors and executives who will be pleased to answer your questions. If you are unable to attend in person, I invite you to log on to our web site at **www.fraserpapers.com** and listen to our web cast.

Along with the Notice of Meeting, Management Proxy Circular, Audited Financial Statements and Management's Discussion and Analysis we also enclose the Form of Proxy, or Voting Instruction Form depending on whether you are a registered shareholder or if you hold your shares beneficially.

I hope you can attend the Meeting and vote in person. However, if you are unable to attend, we encourage you to vote as soon as possible, either by telephone, proxy or via the internet.

Yours truly,

Robert J. Harding
Chairman

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Fraser Papers Inc. (the "Corporation") will be held in the Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Canada on **Thursday, May 5, 2005 at 10:30 a.m.**, Toronto time, for the following purposes:

1) to receive the annual report to shareholders, including the consolidated financial statements of the Corporation, together with the auditors' report thereon, and Management's Discussion and Analysis for the fiscal year ended December 31, 2004;

2) to elect directors for the ensuing year;

3) to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting.

Registered shareholders who are unable to attend the Meeting in person or who wish to vote in advance of the Meeting, are invited to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than the close of business on Tuesday, May 3, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the time for the adjourned Meeting. Shareholders may also vote by telephone or via the internet. Instructions for telephone and internet voting are located on the form of proxy. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By Order of the Board of Directors

GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada
March 22, 2005

MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular ("Circular") is furnished in connection with the solicitation by management of Fraser Papers Inc. ("Fraser Papers" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in the Notice. The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation. The cost of solicitation will be borne by the Corporation. The information contained in this Circular is given as at March 22, 2005, unless otherwise indicated. The Corporation reports financial results in U.S. dollars. Accordingly, unless otherwise indicated, all financial information in this Circular is in U.S. dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are management representatives and are directors and/or officers of the Corporation. ***Each shareholder has the right to appoint any person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy to represent such shareholder at the Meeting or any adjournment thereof.*** This right may be exercised by inserting such person's name in the blank space provided in the form of proxy. The completed form of proxy must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than the close of business on Tuesday, May 3, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the time for the adjourned Meeting.

Instructions for voting by telephone or via the Internet are located on the enclosed form of proxy.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation's 2004 annual report (which includes Management's Discussion and Analysis and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the "Meeting Materials") to the depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form can be completed, signed and returned in accordance with the directions on the form. Voting instruction forms can be completed by telephone or through the

Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided. A form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder upon receipt of the voting instruction form.

b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder can complete the form or proxy and deposit it with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Revocation

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as described above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (a) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (b) with the Chairman of the Meeting prior to its commencement, on the day of the Meeting or any adjournment thereof; or (3) by any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, and such Intermediary will be required to use best efforts to reflect such revocation.

Voting of Shares Represented by Management Proxies

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In respect of each matter identified or referred to for which no instruction is given, the management representatives will vote the shares represented thereby for the approval of such matter.

The enclosed form of proxy confers discretionary authority with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares

As at March 22, 2005, the Corporation had outstanding 30,111,976 fully paid and non-assessable Common Shares. Each registered holder of Common Shares of record, at the close of business on Monday, March 7, 2005, the record date (the "Record Date") established for the purposes of determining shareholders entitled to receive notice of and to vote at the Meeting, will be entitled to one vote for each Common Share held on all matters to come before the Meeting or any adjournment thereof either in person, or by proxy. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brascan Corporation ("Brascan"), which has advised the Corporation that it owns, beneficially, 12,760,976 Common Shares of the Corporation, either directly or through a wholly-owned subsidiary, representing approximately 43% of the Common Shares outstanding. The registered and executive office address of Brascan is Suite 300, 181 Bay Street, Toronto, Ontario M5J 2T3. Messrs. J.L. Cockwell, J.B. Flatt, R.J. Harding and S.J.B. Pollock, directors of the Corporation, are also directors and/or officers of Brascan.

The Corporation is advised that Brascan's major shareholder is Partners Limited ("Partners"). Partners and its shareholders collectively hold, directly and indirectly, or have options to acquire approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of Brascan. Partners is an investment holding company owned by 35 shareholders, none of whom holds more than a 15% effective equity interest in Partners. Messrs. J.L. Cockwell, J.B. Flatt, D. Gammiero, R.J. Harding and S.J.B. Pollock, who are directors of the Corporation, are also shareholders of Partners.

PART TWO – BUSINESS OF THE MEETING

1. ANNUAL REPORT AND FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation and Management's Discussion and Analysis for the fiscal year ended December 31, 2004 are included in the Corporation's 2004 Annual Report, which is being mailed to shareholders with this Circular. The Annual Report will be placed before the shareholders at the Meeting.

2. ELECTION OF DIRECTORS

Ten nominees are proposed for election to the Board of Directors at this Meeting. ***The management representatives designated in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors (the "Board") composed of the 10 nominees listed below to serve until the next Annual Meeting of Shareholders of the Corporation or until their successors are duly elected or appointed.*** Management has received consents from the proposed nominees to serve as directors, but if, for any reason, prior to the Meeting any of the proposed nominees is unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

Nominees for Directors

The following pages set out information on the persons proposed to be nominated for election as directors by the holders of Common Shares, each to hold office until the next Annual Meeting or until a successor is elected or appointed. The number of Common Shares owned and Deferred Share Units and Options held are as at March 22, 2005.

All of the nominees listed below have been members of the Board since the Corporation's inception on April 19, 2004 with the exception of Dr. R.B. Bryan, who is proposed for election as a new director.

Rorke B. Bryan – Toronto, Canada



Dr. Bryan is Dean of the Faculty of Forestry and Professor of Environmental Sciences at the University of Toronto. In that capacity, he has established programs in Forest Conservation, Wood Product Development and International Trade in Forest Products. Author of numerous scientific publications, Dr. Bryan has also served on many committees, including: President, Association of University Forestry Schools of Canada; Board Member, Forest Engineering Research Institute of Canada; and Member of the National Advisory Board on Forestry Research.

Director-elect

100 Common Shares

Jack L. Cockwell, CA – Toronto, Canada



Mr. Cockwell is Group Chairman of Brascan, an asset management company. Prior to his role as Group Chairman, he was President and Chief Executive Officer of Brascan. Mr. Cockwell is a director of the following publicly traded companies in which Brascan maintains significant interests: Brookfield Properties Corporation, Falconbridge Limited, Norbord Inc. and Noranda Inc. He is also a director of Astral Media Inc., Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute.

Chair of the Human Resources Committee

5,385 Common Shares[1]

Dian Cohen, C.M., LL. D. – Toronto, Canada



Ms. Cohen is an economist and President of her own economic consultancy, DC Productions Limited. She is the author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada in 1993. Ms. Cohen is a director of Norbord Inc. and a trustee of Great Lakes Hydro Income Fund, in which Brascan has significant interests. She is also a director of Dorel Industries, Canada Foundation of Innovation and Treasurer of the University Women's Scholarship Foundation.

Member of the Corporate Governance and Nominating, Audit and Pension Committees.

1,200 Common Shares
1,368 Deferred Share Units

J. Bruce Flatt, CA – Toronto, Canada



Mr. Flatt is President and Chief Executive Officer of Brascan and a director of the following publicly traded companies in which Brascan maintains significant interests: Brookfield Homes Corporation, Brookfield Properties Corporation, Noranda Inc. and Norbord Inc. He was previously President and CEO of Brookfield Properties Corporation.

Member of the Human Resources Committee

1,000 Common Shares[1]

Paul E. Gagné, CA – Senneville, Canada



Mr. Gagné is a corporate director and was previously a consultant in corporate strategic planning for Kruger Inc., a privately held producer of forest products. He is also a director of Asalco Inc., Inmet Mining Corporation, Textron Inc., Wajax Limited and St. Anne's Hospital Foundation. Mr. Gagné was President and Chief Executive Officer of Avenor Inc. (a producer of forest products) until 1997.

Chair of the Audit Committee and member of the Human Resources and Pension Committees

1,452 Deferred Share Units

Dominic Gammiero – Mississauga, Canada



Mr. Gammiero is President and Chief Executive Officer of the Corporation. He is also a director of Norbord Inc. Mr. Gammiero is a director of the American Forest and Paper Association. Previously he was President and Chief Executive Officer of Norbord Inc. from 1999 to 2004. Mr. Gammiero has more than 30 years' experience in the forest products industry in North America and Europe.

137,203 Common Shares(1)
42,488 Deferred Share Units
100,000 Options

Robert J. Harding, FCA – Toronto, Canada



Mr. Harding is Chairman of the Corporation and Chairman of Brascan. He is also a director of the following publicly traded companies in which Brascan maintains significant interests: BPO Properties Ltd., Falconbridge Limited, Noranda Inc. and Norbord Inc. He is also a director of Burlington Resources Inc., Chairman of the Board of Governors of the University of Waterloo and a Trustee of the United Way of Greater Toronto.

Chair of the Pension Committee and member of the Corporate Governance and Nominating Committee

400 Common Shares(1)

Aldéa Landry, Q.C. – Moncton, Canada



Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of the Bank of Canada, The Shaw Group Ltd., Unicom Inc., the Oxford Frozen Foods Advisory Board., the Canadian Council on Learning and a member of the Atlantic Provinces Economic Council and of the New Brunswick Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick.

Chair of the Corporate Governance and Nominating Committee and member of the Audit and Environment, Health and Safety Committees.

200 Common Shares
709 Deferred Share Units

Margot Northey – North Saanich, Canada



Dr. Northey, a corporate director, held the role of Dean, Queen's University School of Business from 1995 to 2002. She is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Fraser Papers Board, Dr. Northey is a director of Norbord Inc. She is also a director of Alliance Atlantis Communications Inc., Wawanesa Insurance, Aliant Inc. and Stressgen Biotechnologies Corporation.

Chair of the Environment, Health and Safety Committee and member of the Audit and Human Resources Committees.

1,468 Common Shares
1,418 Deferred Share Units

Samuel J.B. Pollock, CA – Toronto, Canada



Mr. Pollock is Managing Partner and President, Investments of Brascan. He is also a director of Clearlink Capital Corporation. Mr. Pollock has held various senior positions in the Brascan organization, including leading advisory services and merchant banking operations, since 1994.

Member of the Environment, Health and Safety and Pension Committees.

see note(1)

(1) Management understands that, in addition to the shares listed above, Messrs. Cockwell, Flatt, Gammiero, Harding and Pollock also own shares indirectly through their ownership of Brascan common shares. These indirect ownership interests exceed the minimum share ownership requirements for directors as set out under "Compensation and Share Ownership" below.

Directors' Attendance Report

It is the Board's expectation that each member of the Board should attend each meeting of the Board and the committees of which they are a member. However, in circumstances where individual directors are unable to attend a meeting, the Chair or senior management will meet with the absent director at a convenient time after the meeting to brief them on the events of the meeting.

During 2004 the Board held three meetings after its inception and its committees held five meetings. All of the directors attended each of the Board meetings.

In 2004, the Audit Committee met twice, with all committee members in attendance. The Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee have each met once, with all committee members in attendance. The Pension Committee met once, with all members in attendance except for Mr. Gagné. The Human Resources Committee did not meet in 2004.

Deferred Stock Unit Plan for Non-Employee Directors

A Deferred Stock Unit Plan for Non-Employee Directors was adopted in 2004. Non-employee directors may elect to take a percentage of their annual fees in the form of Deferred Share Units. Deferred Share Units are credited at the fair market value of Fraser Papers Common Shares and are redeemed for cash when the holder ceases to be a director.

Compensation and Share Ownership

The compensation arrangements for directors were adopted by the Corporation on April 21, 2004. Directors of the Corporation who are not officers of the Corporation or its affiliates (the "non-management directors") are entitled to receive an Annual Directors Fee of C$40,000. In addition, the Chair of the Audit Committee receives an additional Annual Retainer of C$5,000. The Chairs of all other Board Committees

receive an additional Annual Retainer of C$3,000. There are no fees payable for committee membership or meeting attendance.

In 2004, four non-management directors received, in total, cash compensation of C$10,375 and 4,948 Deferred Share Units. The compensation received by each director for 2004 is set out below.

	Directors Compensation in 2004	
	Actual Fees Earned ($C)	*% Taken in Deferred Share Units*
Jack L. Cockwell[(1)]	—	n/a
Dian Cohen	20,000	100%
J. Bruce Flatt[(1)]	—	n/a
Paul E. Gagné	21,250	100%
Dominic Gammiero	—	n/a
Robert J. Harding[(1)]	—	n/a
Aldéa Landry	20,750	50%
Margot Northey	20,750	100%
Samuel J.B. Pollock[(1)]	—	n/a

(1) Messrs. Cockwell, Flatt, Harding and Pollock, as representatives of Brascan, received no compensation for their roles on the Board and committees of the Corporation. An aggregate payment of C$81,500 was made to Brascan for their services.

The Board believes that directors can better represent the Corporation's shareholders if they are shareholders themselves. Accordingly, on February 8, 2005, the Board passed a resolution requiring all directors to hold, directly or indirectly, Common Shares or Deferred Share Units equal in value to at least three times their Annual Retainer (approximately C$120,000). This minimum share ownership requirement must be achieved within five years of joining the Corporation's Board of Directors. Existing directors will have five years to accumulate the minimum share ownership requirement. Directors who have not met the minimum requirement are encouraged to take a portion of their annual compensation in the form of Deferred Share Units until the minimum share ownership requirement is achieved.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. During 2004, two non-management directors received C$5,473.94 of reimbursement for such expenses.

3. APPOINTMENT OF AUDITORS

At the Board of Directors meeting held on February 8, 2005, the Audit Committee recommended the nomination of Ernst & Young LLP for reappointment as external auditors of the Corporation, subject to shareholder approval. Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation. Ernst & Young has served as auditors of the Corporation since being appointed by the Board on April 21, 2004. The resolution to appoint Ernst & Young as auditors must be passed by a simple majority of the votes cast either in person or by proxy.

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Ernst & Young, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2004 by Ernst & Young amounted to approximately $484,000, all of which represented audit and audit related fees. From time to time, Ernst & Young may also provide other non-audit services to the Corporation. In October 2004, the

Audit Committee of the Corporation's Board of Directors adopted a policy regarding the provision of non-audit services by the Corporation's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services which the Corporation's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Ernst & Young to the Corporation for the past two years. Amounts in the table below represent amounts paid by Fraser Papers and its consolidated subsidiaries for periods subsequent to April 21, 2004 and amounts paid directly by the Paper and Timber segments of Norbord Inc. ("Norbord") (the previous owner of Fraser Papers) prior to June 30, 2004.

	Fees Paid	
	2004	*2003*
Audit services	$382,000	$200,000
Audit related services	102,000	79,000
Taxation services	—	—
Other non-audit services	—	—
Total for all services	$484,000	$279,000

Description of Services:

Audit services include the annual financial statements audit of the Corporation and certain of its subsidiaries. The 2004 fees include the review of the Corporation's unaudited interim financial statements.

Audit related services include audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews.

Taxation services include tax advisory and compliance services.

Other non-audit services include translation services, compensation consulting and other business advisory services.

Ernst & Young has advised the Audit Committee that it considers itself to be independent of the Corporation and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

PART THREE – REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Fraser Papers Board is comprised of four directors: Dian Cohen, Paul Gagné (Chair), Aldéa Landry and Margot Northey. Each member of the Audit Committee is an unrelated director, as defined by the TSX rules, and an independent director under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110. In addition, Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions for a number of Corporations.

The Audit Committee's responsibilities are described in Part Five of this Circular. The Audit Committee held two meetings during 2004. A written copy of its terms of reference is attached as Schedule C to this Circular.

The Audit Committee has reviewed and discussed the Corporation's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. Ernst & Young, the Corporation's independent auditor for 2004, is responsible for expressing an opinion on the agreement of the Corporation's audited financial statements with generally accepted accounting principles. The committee has reviewed with Ernst & Young the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation's financial reporting and significant accounting policies.

The Audit Committee also concluded that Ernst & Young's scope of services, as described in Part Two of this Circular, does not compromise their independence.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved the audited financial statements of the Corporation and authorized their inclusion in the Corporation's annual report for the year ended December 31, 2004. The Audit Committee also recommended to the Board, subject to shareholder approval, that Ernst & Young LLP be appointed as independent auditors for the Corporation in 2005.

This report has been prepared by the Audit Committee:

P.E. Gagné – Chair D. Cohen A. Landry M. Northey

PART FOUR – EXECUTIVE COMPENSATION REPORT

The following information is provided pursuant to the executive compensation disclosure requirements contained in National Instrument 51-102 – Continuous Disclosure Obligations.

The Corporation's executive compensation program is administered by its Human Resources Committee ("H.R. Committee"). As part of its mandate, the H.R. Committee administers the appointment and remuneration of the Corporation's officers, including the Named Executive Officers. For the President and Chief Executive Officer, the H.R. Committee makes compensation recommendations to be approved by the Board and for all other officers, the H.R. Committee approves the compensation levels. The H.R. Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs.

As at March 22, 2005, the H.R. Committee is comprised of Jack Cockwell (Chair), Bruce Flatt, Paul Gagné and Margot Northey. The committee, in accordance with its terms of reference, will meet as required, and at least annually, to monitor and review management compensation policies, management succession planning and to review the overall composition and quality of the Corporation's management resources. The committee met once on February 8, 2005.

Mr. Gammiero, the President and Chief Executive Officer of the Corporation, is not a member of the H.R. Committee. He makes recommendations to the H.R. Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Gammiero did not participate in H.R. Committee meetings when his compensation was discussed or determined.

REPORT ON EXECUTIVE COMPENSATION

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the H.R. Committee believes that senior executive incentive compensation should be driven primarily by performance relative to the established plans and strategy of the business. The H.R. Committee focuses on rewarding performance, and not on entitlement or seniority.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion for the most senior executives weighted to variable compensation tied to the Corporation's performance. In the case of the Corporation's Chief Executive Officer, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation's shares.

The Corporation retains the services of external consultants to assist the committee in establishing appropriate levels of base salary and incentive compensation for executive officers of the Corporation. The individual components of executive compensation and the H.R. Committee's approach to each are as follows:

Senior Management

Base Salaries

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level of salaries paid to similar positions at comparable Canadian forest products companies adjusted for size based on sales volumes. The base salary for the Corporation's Chief Executive Officer is also adjusted to reflect a higher weighting to variable compensation as described below.

Annual Incentive Plan

A major initiative for the Corporation during 2004 was the transformation of Fraser Papers from a wholly-owned subsidiary of Norbord Inc. into a stand alone publicly traded company. As a result, the Board determined that it was appropriate to continue to incent the Named Executive Officers based on the incentive plans that existed prior to the establishment of the Corporation. Incentives for Messrs. Gammiero, Martin, McMillan and McNeil in 2004 were based on the terms of the Norbord Annual Incentive Plan ("Norbord AIP"). Incentives for Mr. Manzer in 2004 were based on the terms of the Fraser Papers Pay for Performance program ("Fraser PFP"). As part of the agreement with Norbord to establish Fraser Papers as a separate entity, Norbord agreed to reimburse Fraser Papers for 50% of the amounts awarded to the Named Executive Officers for 2004 under the Norbord AIP in recognition of the services provided by the Named Executive Officers to Norbord prior to the establishment of Fraser Papers.

For 2005 and future years, a new Fraser Papers annual incentive plan has been established as discussed below. Under the Norbord AIP cash incentives are generated for company officers based on corporate and individual performance. Target awards, expressed as a percentage of base salary, have been established for each officer position at approximately the median level of annual incentive compensation plans administered by other Canadian forest products companies (except for Mr. Gammiero as discussed on page 11).

In 2004 the incentive plan for Messrs. Gammiero and McMillan was based on two factors:

1) one-third on individual performance measured against established objectives and including contribution to overall results; and

2) two-thirds on Norbord's corporate performance based on Return on Capital Employed ("ROCE") calculation.

The incentive plan for 2004 for Messrs. Martin and McNeil was based on three factors:

1) one-third on individual performance measured against established objectives and including contribution to overall results;

2) one-third on Norbord's corporate performance based on ROCE calculation; and

3) one-third on subsidiary performance based on a ROCE calculation.

Under the Fraser PFP, cash incentives are based on overall Fraser, operational and individual performance. In 2004 the incentive plan for Mr. Manzer was based on three components:

1) one-third on individual performance measured against established objectives and including contribution to overall results;

2) one-third on total Fraser Papers performance based on ROCE calculation relative to a comparator group with focus on top quartile performance; and

3) one-third on operational performance based on key performance indicators, cash generation and safety results.

ROCE targets and individual objectives were reviewed with the committee at the beginning of the year and awards were approved by the H.R. Committee based on the performance of each individual officer.

In order to further align management objectives with those of the Corporation's shareholders, the Named Executive Officers may elect to receive all or a portion of their incentive payment in the form of Deferred Share Units, as described below under Long-Term Incentive Plans.

Messrs. Gammiero, Martin, McMillan and McNeil were previously employed by Norbord. The corporate and subsidiary ROCE performance calculations used in determining their incentive payments for 2004 included the results of Norbord and the results of their respective subsidiaries while they were employed at the subsidiary. In addition, the Board considered the significant contribution of Messrs. Martin, Manzer, McMillan and McNeil to Fraser Papers as a new public company in determining their bonus for the year.

On February 8, 2005, the committee recommended, and the Board approved, the establishment of a new Annual Incentive Plan ("AIP") to be implemented for 2005 and future years.

The AIP design is based on corporate, business unit and individual performance. Corporate performance is to be measured based on EBITDA (earnings before interest, taxes, depreciation and amortization). The business unit performance factor is based on MIP (Margin Improvement Program) and a factor based on individual performance. Target awards, expressed as a percentage of base salary, have been established for all management positions.

Long-Term Incentive Plans

The committee believes it is important that the interest of senior management be aligned with the objectives of shareholders. The Corporation's Long-Term Incentive Plans are intended to reward management based on increases in the value of the Corporation's Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation's Long-Term Incentive Plans consist of the following components:

a) A Stock Option Plan ("SOP") for management was adopted in 2004. Options are granted to executives and may be exercised at the option price for a period of up to 10 years. To align management's interests with those of the Corporation's shareholders and ensure that management is committed to the Corporation over the long term, Options vest at the annual rate of 20% per year, beginning on the first anniversary from the date of grant.

   The H.R. Committee determined that for a 12 month period following each exercise of Stock Options, the Named Executive Officers must hold Fraser Papers Common Shares with a minimum value equivalent to the after-tax gain realized through the exercise of the Options.

   To determine the size of grants, the H.R. Committee takes into consideration data provided by external consultants on competitive market practices within Canadian forest industry firms and a wider grouping of industrial companies.

   On September 8, 2004, Options to purchase a total of 215,000 shares were granted to six executives at the market price of C$16.45 per share.

b) A Management Deferred Share Unit Plan was adopted in 2004. Executives are encouraged to elect to receive all or a portion of their AIP bonus or other incentive payments, to which they may be entitled, in the form of Deferred Share Units. One unit is equivalent to one Common Share of the Corporation. No certificates are issued with respect to the units. The vesting period for the Deferred Share Units is determined by the Board. Units can only be redeemed for cash after cessation of employment with the Corporation.

Chief Executive Officer

Mr. Gammiero was appointed President and Chief Executive Officer of the Corporation on April 21, 2004. Mr. Gammiero's base salary is reviewed annually and is set below the median level for comparable companies within the forest products industry based on data provided by the Corporation's external compensation consultants. Mr. Gammiero's below market base salary is offset by an enhanced opportunity to participate at a higher level in the growth in value of the Corporation's shares.

For 2004 Mr. Gammiero participated in the Norbord AIP for executive officers. The Norbord AIP had a target award of 60% of annual base salary payable based on a ROCE calculation and upon fulfillment of established individual performance criteria. These individual performance criteria include:

a) the strategic positioning of the Corporation for profitable growth and success;

b) the leadership of the organization; and

c) the management of succession plans to provide continuity of senior management, including that of the Chief Executive Officer.

In 2004, Mr. Gammiero was awarded an incentive payment commensurate with the achievement of corporate and individual objectives. The H.R. Committee's assessment of Mr. Gammiero's performance included the following:

a) the successful establishment of Fraser Papers as a public company;

b) continued strengthening of the Corporation's asset repositioning; and

c) achievement of $42 million in 2004 under the Corporation's Margin Improvement Program.

In September 2004, Mr. Gammiero was granted an option on 100,000 Common Shares under the Corporation's Stock Option Plan at the market price of C$16.45 per share. The awards to Mr. Gammiero under the Fraser Papers Stock Option Plan are consistent with the compensation philosophy of the Corporation, which is to tie a significant portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value.

This report has been prepared by the Human Resources Committee:

J.L. Cockwell – Chair J.B. Flatt P.E. Gagné M. Northey

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid or payable from Fraser Papers or its affiliates in respect of each of the executive officers named (collectively, the "Named Executive Officers") for services rendered during the financial years ended December 31, 2004, 2003, and 2002.

		Annual Compensation					
Name and Principal Position	*Year*	*Salary* ($)	*Annual Incentive Received in Cash* ($)	*Deferred Share Units*[6] (#)	*Other Annual Compensation*[7] ($)	*Shares Under Options Granted* (#)	*All Other Compensation* ($)
Dominic Gammiero[1]	2004	C$425,000	—	42,488	C$215	100,000	—
President and Chief Executive Officer	2003	C$425,000	C$439,450	—	C$931	—	C$125,000
	2002	C$425,000	C$153,000	—	C$1,232	—	—
Bert Martin[2]	2004	$299,167	—	87,046	—	35,000	$13,149
Chief Operating Officer	2003	$299,167	—	—	—	—	$79,845
	2002	$289,167	$66,600	—	—	—	$18,267
Glen McMillan[3]	2004	C$184,583	C$69,500	25,579	—	20,000	—
Chief Administrative Officer	2003	C$174,167	C$93,960	—	—	—	C$25,000
	2002	C$154,167	C$28,700	—	—	—	—
Pierre McNeil[4]	2004	C$211,286	C$29,775	16,464	GBP 1,102	20,000	GBP 47,022
SVP, Human Resources	2003	GBP 86,911	GBP 28,175	—	GBP 1,148	—	GBP 16,655
	2002	GBP 85,000	GBP 24,126	—	GBP 1,254	—	GBP 13,473
William Manzer[5]	2004	$257,351	—	8,826	—	20,000	$7,380
VP Operations, Fraser Papers Limited	2003	$255,175	—	—	—	—	$11,548
	2002	$244,726	$47,740	—	—	—	$10,622

Notes:

(1) Mr. Gammiero was appointed President and Chief Executive Officer of Fraser Papers on April 21, 2004. Prior thereto he was President and Chief Executive Officer of Norbord. The compensation shown for years 2003 and 2002 reflects amounts awarded to Mr. Gammiero in his capacity as President and Chief Executive Officer of Norbord. The salary, bonus and Deferred Share Units for 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. Gammiero elected to take 42,488 Deferred Share Units at C$14.71 per unit, representing 100% of his annual incentive of C$625,000 in 2004.

(2) Mr. Martin was appointed Chief Operating Officer of Fraser Papers on April 21, 2004. Prior thereto he was Executive Vice President, Paper of Norbord since June 2003. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. Martin elected to take 10,178 Deferred Share Units at C$14.71 per unit, representing 100% of his annual incentive of $120,000 in 2004. Deferred Share Units include an additional issuance of 76,868 units at C$14.05 per unit. "All Other Compensation" in 2004 represents the matching contribution by the Corporation to Mr. Martin's 401(k) savings plan of $7,380 and vacation pay of $5,769.

(3) Mr. McMillan was appointed Chief Administrative Officer of Fraser Papers on April 21, 2004. Prior thereto he was Vice President, Controller and Corporate Secretary of Norbord. The compensation shown for years 2003 and 2002 reflects amounts awarded to Mr. McMillan in his capacity as an executive of Norbord. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. McMillan elected to take 4,725 Deferred Share Units at C$14.71 per unit representing 50% of his annual incentive of C$139,000 in 2004. Deferred Share Units include an additional issuance of 20,854 units at C$14.05 per unit.

(4) Mr. McNeil was appointed Senior Vice President, Human Resources of Fraser Papers on April 21, 2004. Prior thereto he was Site Director at Norbord's UK Cowie operation. The compensation shown for years 2003 and 2002 reflects amounts awarded to Mr. McNeil in his capacity as an executive of Norbord UK. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. McNeil elected to take 6,072 Deferred Share Units at C$14.71 per unit, representing 75% of his annual incentive of C$119,100 in 2004. Deferred Share Units include an additional issuance of 10,392 units at C$14.05 per unit. "All Other Compensation" in 2004 represents employer contributions to the Norbord UK Defined Contribution Plan, reimbursement for taxes, vacation pay and relocation amounts reimbursed.

(5) Mr. Manzer is Vice President, Operations of Fraser Papers Limited. Mr. Manzer's compensation for 2003 and 2002 was paid by Fraser Papers when it was a wholly-owned division of Norbord. Deferred Share Units consist of 8,826 units at C$14.05 per unit. "All Other Compensation" in 2004 represents the matching contribution by the Corporation to Mr. Manzer's 401(k) savings plan and deferred compensation plan.

(6) The Deferred Share Units are credited at the fair market value of Fraser Papers' Common Shares on the date granted by the Board and vest over a period of up to three years.

(7) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans. All housing loans were repaid in full in 2004.

SHARE AND DSU OWNERSHIP

On February 8, 2005 the Board passed a resolution setting out the minimum ownership of Common Shares or Deferred Share Units for the Named Executive Officers. Each Named Executive Officer is required to hold Common Shares or Deferred Share Units equal to at least one times his salary, except for Mr. Gammiero, who is required to hold two times his salary. Named Executive Officers have up to five years to accumulate the minimum requirements. At March 22, 2005, four of the Named Executive Officers had accumulated their minimum requirements.

The following table sets forth for each Named Executive Officer the total number of Common Shares of the Corporation owned or controlled as at March 22, 2005 as well as the number of Deferred Share Units held by the executive at that date:

	Common Shares Held (#)	*Deferred Share Units Held (#)*		*Total (#)*
		Vested	*Unvested*	
Dominic Gammiero	137,203	42,488	—	179,691
Bert Martin	—	10,178	76,868	87,046
Glen McMillan	2,150	4,725	20,854	27,729
Pierre McNeil	1,932	6,072	10,392	18,396
William Manzer	—	—	8,826	8,826

STOCK OPTIONS

The following table sets forth individual grants of Stock Options under the Fraser Papers Stock Option Plan during the financial year ended December 31, 2004 to the Named Executive Officers. These Options were granted on September 8, 2004.

Option Grants During the Financial Year Ended December 31, 2004

	Securities Under Options Granted[1]	*% of Total Options Granted to Employees in 2004*	*Exercise Price per Option (C$/Share)*	*Market Value of Shares Underlying Options on the Date of Grant (C$/Share)*	*Expiration Date*
Dominic Gammiero	100,000	47%	$16.45	$16.45	September 8, 2014
Bert Martin	35,000	16%	$16.45	$16.45	September 8, 2014
Glen McMillan	20,000	9%	$16.45	$16.45	September 8, 2014
Pierre McNeil	20,000	9%	$16.45	$16.45	September 8, 2014
William Manzer	20,000	9%	$16.45	$16.45	September 8, 2014

(1) At December 31, 2004 securities under Options granted represent all Options issued to each Named Executive Officer. All Options issued were unexercisable and not "in the money". No shares were acquired on exercise in 2004.

All Options were granted under the Fraser Papers Stock Option Plan and entitle each Named Executive Officer to purchase Fraser Papers Common Shares. The exercise price is the market price of the Common Shares on the date of the grant. All Options are subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant. For a 12 month period following each exercise of these Options, each Named Executive Officer must hold Fraser Papers Common Shares with a value equivalent to the after-tax gain realized through the exercise of the Options.

PENSION AND RETIREMENT BENEFITS

Messrs. Gammiero, McMillan and McNeil participated in the Retirement Annuity Plan and Supplemental Executive Retirement Plan ("the Plans") for Canadian salaried employees of Norbord. Mr. McNeil also participated in the Defined Contribution Plan sponsored by Norbord UK. Messrs. Gammiero, McMillan and McNeil ceased to participate in the Norbord pension plans December 31, 2004. The pension benefits accrued under the Plans is the obligation of Norbord. In 2005, employees will be given the option of either converting their benefits under the Norbord plans accrued to December 31, 2004 to the new Fraser Papers Defined Contribution Plan ("Fraser DC Plan") or retaining their accrued benefits in the Norbord plans. Subject to regulatory approval and applicable pension legislation, converted benefits would be transferred to the Fraser DC Plan. Non converted benefits would continue to be administered under the Plans by Norbord. The total accrued benefit obligation payable by Norbord under the Plans for Messrs. Gammiero, McMillan and McNeil at December 31, 2004 was C$528,000, C$115,000 and C$185,000 respectively. Effective January 1, 2005 Messrs. Gammiero, McMillan, and McNeil became participants in the Fraser Papers DC Plan established for Canadian salaried employees of Fraser Papers. Under the Fraser DC Plan, the Corporation contributes an amount equal to 3% of employee earnings plus 50% of employee contributions up to a maximum combined corporate contribution of 7% of employee earnings. To limit the Corporation's retirement benefit liability to employees under the plan, the maximum pensionable earnings has been set at $225,000.

The pension arrangements for Mr. Martin provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan ("Fraser PEP"), the Fraser Papers Inc. Supplemental Executive Retirement Plan ("Fraser SERP") and the Norbord Inc. Fraser Operations Salaried Pension Plan. The total accrued benefit obligation for Mr. Martin under these plans is $1,387,547 at December 31, 2004. The total 2004 service cost under the plans was $29,729. At age 65 Mr. Martin will have attained 45 years of credited service under these plans. The estimated annual pension benefit payable under these plans to Mr. Martin at normal retirement age (65) is $188,445.

The pension arrangements for Mr. Manzer provide for a benefit based on participation in the Fraser PEP and the Fraser SERP. The total accrued benefit obligation for Mr. Manzer under these plans is $163,240 at December 31, 2004. The total 2004 service cost under the plans was $28,490. At age 65 Mr. Manzer will have attained 31 years of credited service under the Fraser PEP and 20 years of credited service under the Fraser SERP. The estimated annual pension benefit payable under these plans to Mr. Manzer at normal retirement age (65) is $141,485.

PART FIVE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the ongoing management of the Corporation. The Corporation's Board of Directors encourages sound corporate governance practices designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits the Corporation's employees and the communities in which the Corporation operates.

The Board is of the view that the Corporation's corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "TSX Guidelines") and the guidelines recently proposed by the Canadian Securities Administrators. The Corporation's specific disclosure relative to the TSX Guidelines is set out in "Schedule A" of this Circular.

BOARD OF DIRECTORS

Mandate of the Board

The Fraser Papers Board recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance and Nominating Committee regularly review the terms of reference of the Board and each of the committees of the Board, and the role of the Chairman and of the Chief Executive Officer, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation's corporate governance practices can be viewed on the Corporation's web site at www.fraserpapers.com.

Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are managed by its officers and employees under the direction of the Chief Executive Officer. The Board discharges this responsibility directly at regularly scheduled and special meetings of the Board and indirectly through committees composed of non-management directors. Full terms of reference for the Board of Directors are attached as Schedule B to this Circular. The terms of reference of the Board and each of its committees can be viewed on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Fraser Papers Board has approved, and acts in accordance with, the Corporation's Code of Business Conduct (the "Code"). All employees with supervisory responsibilities, members of the management team, and each director have signed the Code. A copy of this Code can be found on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Meetings of the Board

The Board of Directors meets at least once each quarter, with additional meetings held when appropriate. During 2004, since the Corporation's inception on April 19, there were two regularly scheduled meetings and one special meeting to review specific matters. Four regular meetings are scheduled for 2005. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled Board meetings is prepared by the Chairman in consultation with the Chief Executive Officer.

Composition and Size of the Board

The Fraser Papers Board consists of nine directors as of the date of this Circular, with a tenth director nominee proposed for election at the Meeting. The size of the Board allows for an appropriate mix of experience and skills on the Board, and ensures that the majority of directors will be "unrelated directors" under the TSX definition.

The Board reviewed the relationships between each of its director nominees and the Corporation and has determined that the proposed list of director nominees fairly represents the share ownership interests in the Corporation and the requirements for director independence under Canadian securities legislation.

In reaching this conclusion, the Board considers that Mr. Gammiero is a related director and the remaining directors are unrelated directors. Four of the existing eight independent directors, Messrs. Cockwell, Flatt, Harding and Pollock (the "Brascan Directors"), are officers of Brascan Corporation and/or its subsidiaries. Brascan has a number of relationships with the Corporation as described on page 20, "Interest of Management and Others in Material Transactions." These transactions with Brascan were approved by special committees of the Board of Directors of Norbord or the Board of Directors of the Corporation. Each of these committees was comprised solely of directors who were neither Brascan Directors nor related directors. The Board considers that these contracts with Brascan affiliates are not an interest or a business or other relationship which could, or could reasonably be perceived to, materially interfere with the Brascan Directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board also considers that four directors (44% of all existing directors and 40% of the proposed 10 directors) fairly reflect the relative investment of Brascan and other shareholders in the Corporation.

One other director nominee, Ms. Cohen, is a trustee of Great Lakes Hydro Income Fund, in which Brascan owns a 50% indirect interest. The Great Lakes Hydro Income Fund supplies electrical power to the Corporation's pulp and paper mill in New Hampshire. The Board does not consider that this relationship could, or could reasonably be perceived to, materially interfere with this director's ability to act with a view to the best interests of the Corporation. The remaining director nominees, Dr. Bryan, Mr. Gagné, Ms. Landry and Dr. Northey have, in the view of the Board, no material relationships or interests which could interfere with their independence as directors.

COMMITTEES OF THE BOARD

Board committees assist in the effective functioning of the Corporation's Board of Directors. The composition of the Board committees, all of which consist of independent directors, should ensure that the views of unrelated and independent directors are effectively represented. Fraser Papers' Board has five committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee, the Human Resources Committee and the Pension Committee. Special committees may be formed from time to time as required to review particular matters or transactions. All Board members have an open invitation to attend any committee meeting.

It is the policy of the Board that all Board meetings and committee meetings include a session without the presence of management and related directors. In the case of the Audit Committee, each meeting includes a session with only the external auditors and the committee members.

The terms of reference of all committees and the Board are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsiblities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. The extensive review of audit committees now underway in Canada and the United States has led to a number of specific regulations and recommendations on the mandate, practices and performance of audit committees. As a result, Fraser Papers will continue to review the terms of reference of the Audit Committee and update the charter as further rules are established. Full terms of reference for the Audit Committee are set out in "Schedule C" of this Circular and on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the

effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors. The committee also has responsibility for the review of the Corporation's Disclosure Policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance and Nominating Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsiblities with respect to environmental, health and safety issues. The committee reviews compliance with relevant Board resolutions and with the Corporation's environmental, health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs including the review of internal audits of these processes and programs. Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Human Resources Committee

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The committee annually assesses the performance of the Chief Executive Officer against agreed upon targets and recommends his compensation to the Board. For all other officers, the committee approves the compensation levels. Together with the Chief Executive Officer, the committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. Full terms of reference for the Human Resources Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Pension Committee

The Pension Committee is responsible for overseeing the funding, investment management and administration of Fraser Papers' employee retirement plans, as managed by the Corporation's Pension Management Committee (consisting of senior finance and human resources executives). The Pension Committee approves the appointment of Pension Management Committee members, reviews and approves the appointment of outside firms engaged to support the investment and funding activities of the plans, reviews and approves funding objectives, assumptions and strategies in respect of Fraser Papers' defined benefit plans and annually assesses the overall performance and regulatory compliance of Fraser Papers' retirement plans. Full terms of reference for the Pension Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Board Evaluation Systems

The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of the Corporation. The evaluation includes a detailed questionnaire completed by each director and one-on-one interviews with the Chairman. The Chairman reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

1) overall Board governance;
2) managing management;
3) strategy and company performance; and
4) Board effectiveness.

In 2004, this evaluation determined that the Board operates effectively.

In addition to the Board, each committee of the Board evaluates its performance annually. These evaluations focus on each committee's successes in meeting its terms of reference as well as its overall effectiveness as a committee. In 2004, each of the committees of the Board evaluated its performance as effective. The Human Resources Committee, which did not meet in 2004, has determined that the terms of reference which govern the committee are appropriate.

The performance of individual Board members is also reviewed by the other members of the Board. This review is conducted by the Chairman and presented to the Corporate Governance and Nominating Committee for its consideration. The Corporate Governance and Nominating Committee has concluded that the assessment of Board members by their peers has validated each of them as having the skills, knowledge and commitment necessary and appropriate to function effectively as an individual director and as a member of the Board.

As part of the Board, committee and individual director evaluation processes, all opportunities to improve are implemented as identified.

Recruitment of Directors

It is the responsibility of the Corporate Governance and Nominating Committee to establish criteria for the selection of directors. The committee reviews and assesses the qualifications of persons proposed for appointment or election and submits the names of persons to be nominated to the Board. If necessary, the committee retains search firms for the recruitment of directors and ensures that there is an orientation and education program for new directors.

Change in Circumstances

In February 2005, the Board amended its terms of reference such that directors must offer to resign if a relevant change in their personal circumstances has occured which could impact their ability to effectively fulfill their role as a member of the Board, or if they have not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12 month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

Retirement

In general, directors do not stand for election after their 70th birthday. However, in order to ensure appropriate director succession, the Board can retain up to three directors who are 70 years of age or older.

MANAGEMENT

The primary responsibility of management is to create value for shareholders based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring the performance of management is adequate and to bring about any management change that will enable Fraser Papers to perform satisfactorily. Fraser Papers' corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by the Corporation's Board of Directors and its committees.

Role of Chairman

The Chairman is appointed by the Board of Directors. The role of the Chairman is as follows:

a) manage the business of the Board and ensure that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

b) ensure that all directors receive the information required for the proper performance of their duties;

c) ensure that the appropriate committee structure is in place and recommend appointments to such committees;

d) lead in the annual review of director and Board performance and make recommendations for changes when appropriate; and

e) work with the Chief Executive Officer and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of President and Chief Executive Officer

The President and Chief Executive Officer reports to and is accountable to the Board of Directors. The Chief Executive Officer's role is as follows:

a) provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation;

b) present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies;

c) propose to the Board for approval annual capital and operating plans that implement the Corporation's strategies together with key financial and other performance goals for the Corporation's activities and report regularly to the Board on the progress against these goals;

d) act as the primary spokesperson for the Corporation to all its stakeholders;

e) present to the Board for approval annually an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

f) recommend to the Board the appointment or termination of any officer of the Corporation other than the Chairman; and

g) develop and implement the systems and processes to support the policies established by the Board.

Management Accountability

All directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. New directors are provided with comprehensive information about Fraser Papers. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chairman's authorization.

Board and Committee Information

The information provided by the Corporation's management to the Board of Directors is critical to the Board's effectiveness. In addition to reports presented to the Board at regular and special meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Fraser Papers' strategic plan.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board of Directors and posted on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the Annual Meeting and are available to respond to questions at that time.

Shareholders who wish to contact the Chairman or other Board members can do so directly or through the Chief Administrative Officer of the Corporation.

The Corporation has also established whistleblower procedures which allow the Chair of the Audit Committee to receive any complaints or concerns relating to the Corporation's accounting practices, internal accounting controls or auditing matters directly from employees or others. The direct receipt by the Audit Chair allows him to handle these complaints in a confidential and timely manner. Contact

information for the Chair of the Audit Committee is outlined in the Corporation's Code of Business Conduct which is reviewed annually and posted on the Corporation's web site at www.fraserpapers.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss the Corporation's financial results. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

PART SIX – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS, EXECUTIVES AND SENIOR OFFICERS

As of the date of this Circular, no officer, director, employee or former officer, director or employee of the Corporation, or any associate of any such person, is or has been indebted to the Corporation at any time since the Corporation's inception.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual limit of C$50 million subject to a corporate deductible of C$1 million per loss. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently C$42,000 annually.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

A subsidiary of Brascan has provided the Corporation with a revolving credit facility in the principal amount of $83 million, repayable at any time without penalty. The facility expires on June 30, 2005 and is extendable at the Corporation's option until December 31, 2005. At December 31, 2004 there was $40 million outstanding under the facility. In addition, Brascan has provided the Corporation with a facility with a notional amount of $100 million to enter into forward foreign exchange contracts as part of the Corporation's hedging activities. At December 31, 2004, the Corporation has entered into forward foreign exchange contracts of C$109 million under this facility.

Great Lakes Hydro Income Fund ("GLHIF"), in which Brascan owns a 50% indirect interest, supplies electrical power to the Corporation's wholly-owned pulp and paper mill in New Hampshire under a long-term contract. During 2004, Fraser Papers purchased $10 million of electricity from GLHIF.

The Corporation has invested $10 million in convertible term preferred units of Katahdin Paper Company LLC ("Katahdin"), a wholly-owned subsidiary of Brascan. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin at a price based on a pre-determined formula. In addition, a wholly-owned subsidiary of the Corporation (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2004, the lessee earned $5 million after all lease payments to the lessor.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an Annual Meeting of Shareholders. Any shareholder proposal for the Corporation's

Annual Meeting of Shareholders to be held in 2006 must be delivered to the Chief Administrative Officer of the Corporation at Suite 200, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3, no later than December 22, 2005.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or company, upon request to the Chief Administrative Officer of the Corporation, with a copy of this Circular and: (i) the most recent annual information form of the Corporation, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the report of the auditors thereon; (iii) the most recent annual report of the Corporation, which includes management's discussion and analysis of financial condition and results of operations; and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year. This information is also available on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and sending of the Circular have been approved by the directors of the Corporation.

GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada
March 22, 2005

SCHEDULE A

TSX CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that Fraser Papers' corporate governance practices and procedures are comprehensive and consistent with the 14 guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "TSX Guidelines"). The following summarizes these guidelines and sets out the Corporation's current practices in each case.

1. **The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, including the areas described below.**

   The Board has adopted a written charter setting out its responsibilities including, among other things, the following specific responsibilities:

   (a) Adoption of a strategic planning process

   The Board meets annually to review the Corporation's overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation's proposed actions are consistent with shareholder objectives.

   (b) Identification of principal risks and the implementation of appropriate risk management systems

   The Board, directly and through its Audit Committee, reviews the principal risks of the Corporation's businesses to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks.

   (c) Succession planning including monitoring senior management

   The Board appoints the Chief Executive Officer and other members of senior management. The Board directly reviews the Corporation's succession plan and the annual performance of senior management.

   (d) Communications policy

   The Board has approved a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. This policy is posted on the Corporation's web site.

   (e) Integrity of internal controls and management information systems

   As discussed above, the Board, primarily through the Audit Committee, effectively monitors the integrity of the internal controls and systems. The Corporation's auditors have, as part of their annual audit process, reviewed much of the Corporation's internal control and management information systems.

2-3. The Board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The Board has the responsibility to apply the definition of unrelated director and disclose annually the principles supporting the conclusions of this application.

The Board considers that eight of its nine current directors are unrelated directors within the meaning of the TSX Guidelines. Dominic Gammiero is related as he is the President and Chief Executive Officer of the Corporation. The directors who are considered to be unrelated are Jack Cockwell, Dian Cohen, Bruce Flatt, Paul Gagné, Robert Harding, Aldéa Landry, Margot Northey and Samuel Pollock. Four of the unrelated directors are officers of Brascan, which owns approximately 43% of the Common Shares of the Corporation. Four directors are unrelated and independent of any interests or relationships with Brascan. In making this determination, the Board has examined the circumstances of each director in relation to a number of factors, including each director's current and past role in the management of the Corporation or its affiliates.

4-5. The Board should appoint a committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the Board and for assessing directors on an ongoing basis. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Board has appointed a Corporate Governance and Nominating Committee with the responsibility, among other things, for reviewing credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Corporate Governance and Nominating Committee are independent directors. The Corporate Governance and Nominating Committee is responsible, among other things, for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its committees and the contribution of individual directors.

6. The Board should provide an orientation and education program for new directors.

New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with the senior management of Fraser Papers, its subsidiaries and affiliates to obtain insight into the operations of the Corporation and its affiliates.

7. The Board should examine its size in relation to effective decision-making and adjust its size where appropriate.

The Corporate Governance and Nominating Committee is responsible, among other things, for periodically assessing the size and composition of the Board and its committees and making recommendations to the Board. The Board considers that nine or 10 directors are appropriate given the scope of the Corporation's operations.

8. The Board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.

The Corporate Governance and Nominating Committee is responsible for reviewing and recommending director compensation to the Board and does so on an annual basis. Each year, the Corporate Governance and Nominating Committee reviews the director fees of comparable companies to ensure director compensation levels are appropriate.

9. Board committees should generally be composed of non-management directors, a majority of whom are unrelated.

All committees are comprised solely of unrelated directors.

10. The Board or one of its committees should expressly assume responsibility for developing the Corporation's approach to governance issues, including its response to the TSX guidelines.

While the Board of Directors retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. In particular, the Corporate Governance and Nominating Committee is responsible for reviewing the Corporation's statement of corporate governance practices, including its response to the TSX Guidelines, and has approved this summary.

11. The Board, together with the CEO, should define management's role and responsibilities, including the CEO's corporate objectives.

The Board of Directors believes in the importance of developing business plans to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. The Board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

12. **The Board should have in place appropriate structures to ensure that it can function independent of management.**

It is the policy of the Board of Directors that all Board and committee meetings include a session without the presence of management and related directors. In the case of the Audit Committee, each meeting includes a session with only the external auditors and the committee members.

13. **The audit committee of the Board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation's external and internal auditors and oversight over these functions.**

The Audit Committee of the Board is composed solely of outside directors. The mandate of the Audit Committee is set out in terms of reference which are reviewed by that committee and approved by the Board. Among other things, the Audit Committee is responsible for monitoring the Corporation's systems and procedures for internal controls, monitoring the performance of the Corporation's external auditors and appointing the Corporation's external auditors, subject to shareholder approval. The Audit Committee also meets regularly in private with the Corporation's external auditors to discuss and review specific issues as appropriate.

14. **Individual directors should be able to engage outside advisors under appropriate conditions.**

Individual directors of the Board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with Board authorization.

SCHEDULE B

BOARD OF DIRECTORS - TERMS OF REFERENCE

1. ROLE OF THE BOARD

The role of the Board of Directors is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the chief executive officer ("CEO"), to enhance the long-term value of the Corporation for its shareholders. The Board is elected by the shareholders to oversee management to ensure that the best interests of the shareholders are advanced by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

2. AUTHORITY AND RESPONSIBILITIES

The Board of Directors meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:

(a) **Strategic Planning** – overseeing the strategic planning process within the Corporation and reviewing, approving and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

(b) **Risk Assessment** – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) **CEO** – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d) **Senior Management** – overseeing the selection, evaluation and compensation of senior management and monitoring succession planning; and

(e) **Maintaining Integrity** – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity including its disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with its code of ethics.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

(i) any disposition or expenditure in excess of $3,000,000 and any cost overrun on any project in excess of 10% or $2,000,000, whichever is less;

(ii) any loan agreement or guarantee for an amount in excess of $10,000,000; and

(iii) any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

3. COMPOSITION AND PROCEDURES

(a) **Size of Board and Selection Process** – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the *Canada Business Corporations Act* or at the annual meeting. The Board also determines the number of directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b) **Qualifications** – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the directors will be "unrelated directors" under the proposed Toronto Stock Exchange ("TSX") guidelines.

(c) **Change in Circumstances** – Directors must offer to resign if there has been any change in their personal circumstances which may effect their ability to effectively fulfill their role as a member of the Board.

(d) **Director orientation** – The Chief Financial Officer and the Secretary are responsible for providing an orientation and education program for new directors. Each new director must, within three months of becoming a director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters.

(e) **Meetings** – The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chair of the Board and the lead director. Materials for each meeting will be distributed to the directors in advance.

The unrelated directors have at least four scheduled meetings a year without management present. The directors shall appoint a "lead director" to chair these meetings.

Any director who has not attended at least 75% of the regularly scheduled Board and committee meetings in a twelve month period must offer their resignation to the Board.

(f) **Committees** – The Board has established the following permanent committees to assist the Board in discharging its responsibilities – audit, corporate governance and nominating, human resources, pension, and environment health and safety. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each permanent committee is reviewed annually by the Board.

(g) **Evaluation** – The corporate governance and nominating committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

(h) **Compensation** – The corporate governance and nominating committee recommends to the Board the compensation and benefits for non-management directors. In reviewing the adequacy and form of compensation and benefits, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and align the interests of the directors with the best interests of the shareholders.

(i) **Access to Independent Advisors** – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

SCHEDULE C

AUDIT COMMITTEE - TERMS OF REFERENCE

1. Role of Audit Committee

The role of the audit committee ("the Committee") is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the audit committee is appointed by the Board to review and monitor them.

2. Authority and Responsibilities

In carrying out its role, the audit committee has the following authority and responsibilities.

(a) **Financial Information and Reporting**

(i) to review and discuss with management and the external auditor, as appropriate:

- the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis; and
- earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release.

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(b) **Internal Controls** – to review, with the chief administrative officer ("CAO"), the external auditor and others, as appropriate, the Corporation's internal system of audit controls.

(c) **External Audit**

(i) to recommend to the Board, for shareholder approval, the external auditor that will be nominated to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor reports directly to the audit committee as representatives of the shareholders of the Corporation;

(ii) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iii) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(iv) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(v) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor.

(d) **Risk Management** – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(e) **Compliance**

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. **Composition and Procedures**

(a) **Size** – The Audit Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the corporate governance and nominating committee and may be removed by the Board in its discretion.

(b) **Qualifications** – All members of the Committee must meet the independence and financial literacy requirements of applicable regulatory authorities and at least one member of the Committee must be a financial expert.

(c) **Meetings** – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

(d) **Review of Financial Statements** – The Committee will review the Corporation's annual audited financial statements with the CEO and CAO and then the full Board. The Committee will review the interim financial statements with the CEO and CAO. The external auditor will be present at these meetings.

(e) **Review of CEO and CAO Certification Process** – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CAO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** – The Committee will review with the CAO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CAO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) **Approval of Audit and Non-Audit Services** – In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** – The Committee will adopt guidelines regarding the hiring of any partner or employee or former partner or employee of any external auditor of the Corporation.

(i) **Audit Partner Rotation** – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will make available and make known special mail and e-mail addresses and a telephone number for receiving complaints regarding accounting, internal accounting controls or auditing matters.

(ii) Copies of complaints received will be sent to the members of the Committee.

(iii) All complaints will be investigated by the Corporation's finance staff, as directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) **Evaluation** – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) **Other Matters** – The Committee will conduct reviews, and where appropriate recommend action by the Board, on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

FraserPapers